Exhibit 99.1

ASX/Media Release

(Code: NASDAQ: PBMD; ASX: PRR)

10 August 2016

PRIMA BIOMED RECEIVES NASDAQ NOTICE OF BID PRICE DEFICIENCY

SYDNEY, AUSTRALIA - Prima BioMed Ltd (NASDAQ: PBMD; ASX: PRR) (“Prima”, the “Company”), has received notification from the Listing Qualifications Department of The NASDAQ Stock Market (the “Staff”) indicating that, for the period from June 24, 2016 through August 5, 2016, the closing bid price of the Company’s American Depositary Shares, or ADS, had not been maintained at the minimum required closing bid price of at least US$1.00 per share as required for continued listing on The NASDAQ Global Market pursuant to NASDAQ Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”).

Prima has a period of 180-calendar days, or until February 6, 2017, to regain compliance with the Minimum Bid Price Rule. Within any time during the 180-day period the minimum closing bid price per share of the ADSs closes at or above US$1.00 for a minimum of ten consecutive business days, the Staff will provide written notification to the Company that it complies with the Minimum Bid Price Rule and the matter will be closed. Prima’s management is looking into various options available to the Company in order to regain compliance and maintain its continued listing on The NASDAQ Global Market.

Prima’s ADSs will continue to trade uninterrupted on the NASDAQ Global Market under the symbol “PBMD”. The Company’s ordinary shares which are traded on the Australian Stock Exchange (“ASX”) under the symbol “PRR” are in full compliance with ASX listing requirements and are completely independent of the NASDAQ listing.

In the event that Prima does not regain compliance within the above mentioned period, the Company may be eligible to receive an additional 180-day compliance period; such additional compliance period would be available provided that the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The NASDAQ Capital Market, with the exception of the minimum bid price requirement, based on the Company’s most recent public filings and provides written notice of its intention to cure the minimum bid price deficiency. If it appears to the Staff that the Company will not be able to cure the deficiency, or if the Company is not otherwise eligible for the additional compliance period, the Staff would provide written notification to the Company that its ADSs are subject to delisting.

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au    ABN: 90 009 237 889

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism, which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3 Ig fusion protein, is an APC activator boosting T cell responses for cancer chemo-immunotherapy and in other combinations and has completed early Phase II trials. A number of additional LAG-3 products, including antibodies for immune response modulation in autoimmunity and cancer, are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Stock Exchange and on the NASDAQ in the US. Please visit http://www.primabiomed.com.au

For further information please contact:

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 (0) 422 534 755; mgregorowski@citadelmagnus.com

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au    ABN: 90 009 237 889